ADVANCED SERIES TRUST

655 BROAD STREET

NEWARK, NJ 07102

November 2, 2021

VIA EDGAR SUBMISSION – FORM DEL AM

Mr. Patrick Scott

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Delaying Amendment for Advanced Series Trust:

Registration Statement on Form N-14 (File No. 333-260226)

Dear Mr. Scott:

Pursuant to Rule 473 under the Securities Act of 1933 (the Securities Act), as amended, on behalf of Advanced Series Trust (the Registrant), we hereby file a delaying amendment with respect to the Registrant's Registration Statement on Form N-14 (the Registration Statement) (File No. 333-260226) relating to the reorganizations of AST MFS Large- Cap Value Portfolio and AST T. Rowe Price Large-Cap Value Portfolio, each a series of the Registrant, with and into AST Hotchkis & Wiley Large-Cap Value Portfolio, also a series of the Registrant. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the Commission) on October 13, 2021 (Accession No. 0001104659-21-125859) and was scheduled to go effective November 12, 2021, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 473 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Newark and the State of New Jersey on the 2nd day of November, 2021.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact the undersigned at (973) 367-1495.

Sincerely yours,

/s/ Melissa A. Gonzalez

Melissa A. Gonzalez

Assistant Secretary

Advanced Series Trust